UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

vTv Therapeutics Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

918385 105

(CUSIP Number)

Barry F. Schwartz

Executive Vice Chairman and Chief Administrative Officer

 MacAndrews & Forbes Incorporated

35 East 62nd Street

 New York, NY 10065

212-572-8600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With copies to:
Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP

 1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

August 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385 105	SCHEDULE 13D	Page 2 of 11

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON MacAndrews & Forbes Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,462,480(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,462,480(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,462,480(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The information set forth in Item 5 is incorporated by reference. Includes (i) 1,806,666 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of the Issuer and (ii) 23,655,814 shares of Class A Common Stock issuable upon exchange of 23,655,814 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of the Issuer and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC that are beneficially owned by the “Reporting Persons” (as defined below). The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common Stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units directly held by vTv Therapeutics Holdings LLC (“Holdings”).

CUSIP No. 918385 105	SCHEDULE 13D	Page 3 of 11

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON MacAndrews & Forbes LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,806,666(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,806,666(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,666(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common Stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units directly held by Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 4 of 11

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON MacAndrews & Forbes Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,806,666(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,806,666(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,666(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common Stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units directly held by Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 5 of 11

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON M&F TTP Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,655,814(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,655,814(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,655,814(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference. Represents 23,655,814 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 23,655,814 shares of Class A Common Stock. The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common Stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units directly held by Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 6 of 11

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON vTvx Holdings I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,655,814(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,655,814(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,655,814(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference. Represents 23,655,814 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 23,655,814 shares of Class A Common Stock. The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common Stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units directly held by Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 7 of 11

CUSIP No.	918385 105
1.	NAME OF REPORTING PERSON vTv Therapeutics Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,655,814(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,655,814(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,655,814(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Item 5 is incorporated by reference. Represents 23,655,814 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 23,655,814 shares of Class A Common Stock.

(2)	The calculation assumes that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common Stock outstanding and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units directly held by Holdings.

CUSIP No. 918385 105	SCHEDULE 13D	Page 8 of 11

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D, dated August 14, 2015 (the “Schedule 13D”), filed with the Securities and Exchange Commission by MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), vTvx Holdings I LLC, a Delaware limited liability company (“vTvx I”), and vTv Therapeutics Holdings LLC, a Delaware limited liability company (“Holdings”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”). Ronald O. Perelman is the sole stockholder of MacAndrews & Forbes. This Amendment No. 1 is being filed to report changes in certain information reported in Item 5 of the Schedule 13D resulting from the transfer of 1,344,186 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC in settlement of certain obligations of vTvx I and vTvx Holdings II LLC (“vTvx II”) under an agreement with a former officer (the “Former Officer”) of vTvx I and vTvx II, dated as of December 30, 2014 (the “Former Officer Agreement”). Under the Former Officer Agreement, the Former Officer was entitled to a contingent distribution payable under certain circumstances. As a result of the contingent distribution payable, the Reporting Persons did not have a pecuniary interest in the shares of Class B Common Stock and corresponding vTv Units being transferred to the Former Officer. The Reporting Persons have been informed that the Former Officer intends to exchange all of the transferred shares of Class B Common Stock and corresponding vTv Units into shares of Class A Common Stock. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 26, 2015, in settlement of certain obligations of vTvx I and vTvx II under the Former Officer Agreement, Holdings transferred 1,344,186 shares of Class B Common Stock and 1,344,186 vTv Units to the Former Officer, pursuant to an Amendment and Release, dated as of August 26, 2015, among vTvx I, vTvx II, the Former Officer and entities related to the Former Officer. Under the Former Officer Agreement, the Former Officer was entitled to a contingent distribution payable under certain circumstances. As a result of the contingent distribution payable, the Reporting Persons did not have a pecuniary interest in the shares of Class B Common Stock and corresponding vTv Units being transferred to the Former Officer.

Item 5. Interest in Securities of the Issuer

The information contained in the first four paragraphs of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) MacAndrews & Forbes directly or indirectly controls M&F LLC, M&F Group, M&F TTP, vTvx I and Holdings. Including the 23,655,814 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) held by Holdings, 25,462,480 shares of Class A Common Stock are beneficially owned by Mr. Perelman and MacAndrews & Forbes; 23,655,814 shares of Class A Common Stock are beneficially owned by M&F TTP, vTvx I and Holdings; and 1,806,666 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group. Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by MacAndrews & Forbes, M&F LLC, M&F Group, M&F TTP, vTvx I and Holdings. Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of his pecuniary interest therein.

CUSIP No. 918385 105	SCHEDULE 13D	Page 9 of 11

The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and MacAndrews & Forbes represents approximately 77.6% of the Class A Common Stock, (ii) M&F TTP, vTvx I and Holdings represents approximately 72.1% of the Class A Common Stock and (iii) M&F LLC and M&F Group represents approximately 5.5% of the Class A Common Stock (assuming, in each case, that there is a total of 32,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) 9,156,686 shares of Class A Common stock outstanding (the sum of 7,812,500 shares of Class A Common Stock outstanding plus 1,344,186 shares of Class A Common Stock to be issued to the Former Officer upon exchange of his shares of Class B Common Stock and vTv Units) and (ii) 23,655,814 shares of Class A Common Stock that are issuable in exchange for the 23,655,814 shares of Class B Common Stock and corresponding vTv Units beneficially owned by the Reporting Persons).

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information below.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on August 28, 2015 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated August 28, 2015, between Ronald O. Perelman, MacAndrews & Forbes Incorporated, MacAndrews & Forbes LLC, MacAndrews & Forbes Group LLC, M&F TTP Holdings LLC, vTvx Holdings I LLC and vTv Therapeutics Holdings LLC.

Exhibit 7:	Amendment and Release, dated as of August 26, 2015, by and among M&F TTP Holdings LLC, MacAndrews & Forbes Incorporated, vTvx Holdings I LLC, vTvx Holdings II LLC, vTv Therapeutics Holdings LLC, High Point Clinical Trials Center, LLC, Adnan M.M. Mjalli, Sam’s Investments, LLC and Oasis Investments, LLC.

CUSIP No. 918385 105	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2015

MacAndrews & Forbes Incorporated

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes Group LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

vTvx Holdings I LLC

By:	/s/ Stephen L. Holcombe
	Name:	Stephen L. Holcombe
	Title:	President

vTv Therapeutics Holdings LLC

By:	/s/ Stephen L. Holcombe
	Name:	Stephen L. Holcombe
	Title:	President

CUSIP No. 918385 105	SCHEDULE 13D	Page 11 of 11

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of vTv Therapeutics Inc., a company incorporated under the laws of Delaware. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: August 28, 2015

MacAndrews & Forbes Incorporated

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

MacAndrews & Forbes Group LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

M&F TTP Holdings LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President

vTvx Holdings I LLC

By:	/s/ Stephen L. Holcombe
	Name:	Stephen L. Holcombe
	Title:	President

vTv Therapeutics Holdings LLC

By:	/s/ Stephen L. Holcombe
	Name:	Stephen L. Holcombe
	Title:	President

Exhibit 7

AMENDMENT AND RELEASE

THIS AMENDMENT AND RELEASE, dated as of August 26, 2015 (this “Amendment and Release”), is made and entered into by and among M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), MacAndrews & Forbes Incorporated, a Delaware corporation (“M&F”), vTvx Holdings I LLC (f/k/a TransTech Pharma, LLC), a Delaware limited liability company (“TTP”), vTvx Holdings II LLC (f/k/a High Point Pharmaceuticals, LLC), a Delaware limited liability company (“HPP”), vTv Therapeutics Holdings LLC, a Delaware limited liability company (“Holdings” and together with HPP, TTP, M&F and M&F TTP, collectively, the “M&F Parties”), High Point Clinical Trials Center, LLC, a Delaware limited liability company (“HPCTC”), Adnan M.M. Mjalli, Ph.D. (“Mjalli”), Sam’s Investments, LLC (“Sam’s”) and Oasis Investments, LLC (“Oasis” and together with HPCTC, Mjalli and Sam’s, collectively, the “Mjalli Parties”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Letter Agreement (as defined below).

WHEREAS, the parties hereto are party to that certain letter agreement, dated as of December 30, 2014 (the “Letter Agreement”);

WHEREAS, on July 29, 2015, vTv Therapeutics, Inc. (“Pubco”) consummated an initial public offering of its Class A Common Stock (the “IPO”);

WHEREAS, in connection with the IPO, Holdings, a wholly owned subsidiary of TTP and HPP, received 25,000,000 Nonvoting Units of vTv Therapeutics LLC (“Opco”) and 25,000,000 shares of Class B Common Stock of Pubco and executed a one-hundred-eighty-day lock-up agreement restricting the transfer of such interests;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Amendment and Release and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.                  Definitions. The terms defined in this Section 1, whenever used herein, shall have the following meanings:

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Control” (including, with correlative meanings, the terms “Controlling,” “Controlled by” and “under direct or indirect common Control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Immediate Family” means, with respect to any individual, the spouse, ex-spouse, children, step-children and their respective lineal descendants.

“M&F Released Parties” means, collectively, the M&F Parties, Pubco, Opco, Perelman and each of their Affiliates and subsidiaries, and each of the foregoing Persons’ respective past and present directors, officers, employees, members, managers, investors, partners, shareholders, agents and representatives.

“Perelman” means, collectively, Ronald O. Perelman himself, and the estate of, Immediate Family of, and any other trust or other legal entity the primary beneficiary of which is the Immediate Family of, Ronald O. Perelman.

“Person” means an individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization or other entity.

2.                  IPO. The parties hereto acknowledge and agree that the IPO constitutes an “IPO” as contemplated by Section 2(i) of the Letter Agreement.

3.                  Payments.

(a)                Distributable Excess Equity Amount Payments. Holdings hereby transfers to Mjalli 1,344,186 shares of Class B Common Stock of Pubco and 1,344,186 Nonvoting Units of Opco (collectively, the “Distributable IPO Payments”).

(b)               2009 and 2010 Note Payments. The Mjalli Parties acknowledge and agree that the Distributable IPO Payments have been made net of any and all amounts owed under the 2009 Note and 2010 Note (collectively, the “Notes” and the payments made in respect of the Notes, the “Note Payments”). The parties hereto acknowledge and agree that the Notes are hereby terminated and all indebtedness thereunder is automatically released and discharged in full without any further action required by any party.

(c)                2007 Note. The parties hereto acknowledge and agree that the maturity date of the 2007 Note has been triggered due to the delivery of the Distributable IPO Payments under Section 3 hereof, and further, that each of TTP and HPP may exercise its Pledged Units Option to purchase all of the TTP Pledged Units and HPP Pledged Units, respectively, in exchange for the termination of the 2007 Note. Each of TTP and HPP hereby exercises its Pledged Units Option to purchase all of the TTP Pledged Units and HPP Pledged Units, respectively (collectively, the “Pledged Securities”) and elects to pay for the Pledged Securities by extinguishing the obligation due by the Mjalli Parties with respect to the 2007 Note (the “Pledged Securities Payments”). In furtherance of the foregoing, (i) TTP acknowledges and agrees that the 2007 Note is hereby terminated and all indebtedness thereunder is automatically released and discharged in full without any further action required by any party and (ii) the Mjalli Parties herby transfer, contribute and convey all of the (x) TTP Pledged Units to TTP and (y) HPP Pledged Units to HPP, in each case, free and clear of all liens, pledges, security interests, charges, contractual obligations, claims or encumbrances of any kind.

(d)               The parties hereto acknowledge and agree that the Release Payments (as defined below) made hereunder constitute the full and final satisfaction of all obligations owed to the Mjalli Parties under Section 2 of the Letter Agreement, including, but not limited to, Section 2(i). The Distributable IPO Payments, Note Payments and Pledged Securities Payments shall collectively be referred to herein as the “Release Payments.”

4.                  Deliverables. Concurrent with the execution hereof: (a) the Mjalli Parties have executed and delivered (i) that certain Lock-Up Agreement in the form of Annex A attached hereto, (ii) that certain Joinder to the Exchange Agreement among Pubco, Holdings and the other parties thereto in the form of Annex B attached hereto and (iii) that certain Joinder to the Amended and Restated Limited Liability Company Agreement of Opco in the form of Annex C attached hereto; and (b) the Notes and the 2007 Note have been marked “Paid in Full” and delivered to the Mjalli Parties.

2

5.                  Acknowledgement and Release.

(a)                In furtherance of the foregoing, the Mjalli Parties, for themselves and on behalf of each of their Affiliates, subsidiaries and each of its and their respective past and present predecessors, successors and assigns, and each of the foregoing Persons’ past and present directors, officers, employees, members, managers, partners, shareholders, agents and representatives (collectively, the “Mjalli Releasing Persons”), hereby fully and forever release, discharge and covenant not to sue, to the fullest extent permitted under applicable law, the M&F Released Parties, from any and all rights, claims, demands, actions, causes of action, judgments, obligations, contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) (collectively, “Claims”) that any of the Mjalli Releasing Persons or any of their respective successors and assigns now has, has ever had or may hereafter have against the M&F Released Parties, including with respect to any transaction, event, occurrence, action or inaction arising out of or relating in any way to the Letter Agreement, any diminution in value of the Distributable IPO Payments, any Mjalli Releasing Persons’ relationship as a shareholder, owner, member, manager, officer, employee or director of any of the M&F Released Parties and any and all liabilities or obligations of HPCTC (collectively, the “Mjalli Claims”); provided that the obligations of TTP, HPP and M&F under Sections 3(a) and (b), Sections 4(b)(iii) and (iv), Section 4(d) and Section 13 of the Letter Agreement shall each survive in accordance with its terms and shall not be released under this Section 5.

(b)               In furtherance of the foregoing, the M&F Parties, for themselves and on behalf of each of their Affiliates, subsidiaries and each of its and their respective past and present predecessors, successors and assigns, and each of the foregoing M&F Party’s past and present directors, officers, employees, members, managers, partners, shareholders, agents and representatives (collectively, the “M&F Releasing Persons”), hereby fully and forever release, discharge and covenant not to sue, to the fullest extent permitted under applicable law, the Mjalli Parties, from any and all Claims that any of the M&F Releasing Persons or any of their respective successors and assigns now has, has ever had or may hereafter have against the Mjalli Parties, including with respect to any transaction, event, occurrence, action or inaction arising out of or relating in any way to the Letter Agreement, any Mjalli Party’s relationship as a shareholder, owner, member, manager, officer, employee or director of any of the M&F Parties (collectively, the “M&F Claims”); provided that the obligations of Mjalli under Sections 4(c), Section 4(d) and Section 13 of the Letter Agreement shall each survive in accordance with its terms and shall not be released under this Section 5.

6.                  Representations and Warranties of the Mjalli Parties. The Mjalli Parties hereby make the following representations and warranties to the M&F Parties and Holdings on a joint and several basis:

(a)                Ownership of Transferred Pledged Securities. The Mjalli Parties have good and marketable right, title and interest (legal and beneficial) in and to the Pledged Securities, free and clear of all liens, pledges, security interests, charges, contractual obligations, claims or encumbrances of any kind.

(b)               Authorization. Each of the Mjalli Parties has full power and authority and requisite capacity to enter into this Amendment and Release, to perform its or his obligations hereunder and to consummate the transactions contemplated hereby. This Amendment and Release constitutes a valid and binding obligation of each of the Mjalli Parties, enforceable against each Mjalli Party in accordance with its terms, except as enforcement may be limited by general principles of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

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(c)                No Conflicts. The execution and delivery of this Amendment and Release and the consummation of the transactions contemplated hereby do not and will not (a) breach, violate, conflict with or result in a default under any provision of, or constitute an event that, after notice or lapse of time or both, would result in a breach, violation, conflict or default under, or accelerate the performance required under, or result in the termination of or give any Person the right to terminate, (i) any material contract to which any of the Mjalli Parties is a party or by which any of such Mjalli Party’s assets are bound or (ii) any law binding upon or applicable to the Mjalli Parties, or (b) result in the creation or imposition of any liens, pledges, security interests, charges, contractual obligations, claims or encumbrances of any kind, with or without notice or lapse of time or both, on any of the Nonvoting Units or shares of Class B Common Stock of Pubco.

(d)               Disclosure of Information. Each of the Mjalli Parties has received all information which each believes to be necessary in order to reach an informed decision as to the advisability of the transactions contemplated by this Amendment and Release, including the number of Nonvoting Units of Opco and shares of Class B Common Stock of Pubco transferred hereunder and has had answered to the Mjalli Parties’ reasonable satisfaction any and all questions regarding such information. The Mjalli Parties have such knowledge, sophistication and experience in financial and business matters so as to be capable of evaluating the merits and risks of the transactions contemplated by this Amendment and Release (including the acquisition of the Nonvoting Units of Opco and shares of Class B Common Stock of Pubco), have so evaluated such merits and risks and have the ability to bear the economic and financial risks of the investment contemplated hereby and thereby, including the risk that the Mjalli Parties could lose the entire value of the Nonvoting Units of Opco and shares of Class B Common Stock of Pubco.

(e)                Tax Consequences. Each of the Mjalli Parties has had an opportunity to review the U.S. federal, state and local tax consequences of the receipt by the Mjalli Parties of the Release Payments and the other transactions contemplated by this Amendment and Release with its or his own tax advisors. Each of the Mjalli Parties is relying solely on such advisors and, except as expressly set forth herein, not on any statements or representations of the M&F Parties. For the avoidance of doubt, the tax advisors of the M&F Released Parties are not the tax advisors of the Mjalli Parties. Each of the Mjalli Parties understands that it or he (and not the Mjalli Parties) shall be responsible for its or his own tax liability that may arise as a result of the transactions contemplated by this Amendment and Release.

7.                  Representations and Warranties of the M&F Parties. The M&F Parties hereby make the following representations and warranties to the Mjalli Parties on a joint and several basis:

(a)                Authorization. Each of the M&F Parties has full power and authority and requisite capacity to enter into this Amendment and Release, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Amendment and Release constitutes a valid and binding obligation of each of the M&F Parties, enforceable against the M&F Parties, as applicable, in accordance with its terms, except as enforcement may be limited by general principles of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)               No Conflicts. The execution and delivery of this Amendment and Release and the consummation of the transactions contemplated hereby do not and will not (a) breach, violate, conflict with or result in a default under any provision of, or constitute an event that, after notice or lapse of time or both, would result in a breach, violation, conflict or default under, or accelerate the performance required under, or result in the termination of or give any Person the right to terminate, (i) any material contract to which any of the M&F Parties is a party or by which any of such M&F Party assets are bound or (ii) any law binding upon or applicable to the M&F Parties, or (b) result in the creation or imposition of any liens, pledges, security interests, charges, contractual obligations, claims or encumbrances of any kind, with or without notice or lapse of time or both, on any of the Nonvoting Units or shares of Class B Common Stock of Pubco.

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(c)                Distributable IPO Payments. Prior to the transfer contemplated herein, the Distributable IPO Payments are owned by Holdings free and clear of any liens, pledges, security interests, charges, contractual obligations, claims or encumbrances of any kind, except for restrictions on transfer under applicable securities laws.

(d)               Ownership of TTP and HPP Assets. Opco, directly and indirectly, holds substantially all of the assets of TTP and HPP (as those two terms are defined in the Letter Agreement) and, in particular, the intellectual property, and related personal property contained in the “programs” as such intellectual property was known informally in TTP and HPP prior to the date of the Letter Agreement and the remainder of the assets of TTP and HPP are owned by vTvx Holdings I and vTvx Holdings II, respectively.

8.                  Expenses. Each party hereto shall pay its own attorneys’ fees and costs incurred in connection with this Amendment and Release and the transactions contemplated hereby.

9.                  Miscellaneous.

(a)                Governing Law. This Amendment and Release and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(b)               Dispute Resolution. In the event of any dispute, claim, question, or disagreement arising from or relating to this Amendment and Release or the breach thereof, the parties hereto shall use their best efforts to settle the dispute, claim, question, or disagreement. To this effect, they shall consult and negotiate with each other in good faith and attempt to reach a just and equitable solution satisfactory to all parties. If they do not reach such solution within a period of sixty (60) days, then, upon notice by either party to the other, all disputes, claims, questions, or differences shall be finally settled by arbitration administered by the American Arbitration Association in accordance with the provisions of its Commercial Arbitration Rules conducted in Wilmington, Delaware.

(c)                Successors and Assigns. This Amendment and Release shall be binding upon and inure to the benefit of the respective heirs, successors and permitted assigns of the parties; provided, that no party shall have the right to assign its rights or delegate any duties hereunder without the prior written consent of the other parties. The Mjalli Parties hereby represent and warrant to the M&F Parties that the Mjalli Parties (a) have not assigned any Mjalli Claim or possible Mjalli Claim against any Released Person and (b) have had the opportunity to consult with their own counsel with respect to the execution and delivery of this Amendment and Release and have been fully apprised of the consequences hereof.

(d)               Entire Agreement. This Amendment and Release and any other agreements referred to herein or therein, whether executed and delivered on or after the date hereof, contain the complete agreement among the parties hereto and supersede any prior understandings, agreements or representations by or between such parties, whether written or oral, or any prior course of dealing among them, which may have related to the subject matter hereof in any way.

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(e)                Amendments. No amendment or modification of the terms and conditions of this Amendment and Release shall be valid unless in writing and signed by each of the parties hereto.

(f)                Counterparts. This Amendment and Release may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Facsimile or PDF electronic copies shall be treated as originals.

(g)                Interpretation of Agreement. This Amendment and Release constitutes a fully negotiated agreement among commercially sophisticated parties and therefore shall not be construed or interpreted for or against any party and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Amendment and Release.

(h)               Further Documents. Each party agrees to promptly perform such further acts and to execute and deliver any and all further documents that may reasonably be necessary to effectuate the purposes of this Amendment and Release.

(i)                 Third Party Rights. Except as expressly provided herein, nothing in this Amendment and Release will be interpreted or construed to give any person or entity, other than the parties and, to the extent permitted by this Amendment and Release, their respective heirs, successors and permitted assigns any legal or equitable right, remedy or claim under or with respect to this Amendment and Release or any term, condition or other provision of this Amendment and Release. Notwithstanding anything to the contrary contained herein, each of the M&F Released Parties is an intended third-party beneficiary of, and shall be entitled to the protections of and to enforce directly, this Amendment and Release.

(j)                 Severability. If any part of this Amendment and Release is deemed to be invalid by any court of law, the remaining provisions of this Amendment and Release shall remain in full force and effect and may be enforced in accordance with the provisions hereof to the extent the overall benefits to each party intended hereby remain intact.

(k)               Confidentiality. Each party hereto will keep in strict confidence any confidential or proprietary matters (except publicly available or freely usable material as otherwise obtained from another source not in violation of any confidentiality obligations to which such source is subject) with respect to each other party. The terms of this Amendment and Release shall be deemed confidential. Notwithstanding the foregoing, each party may disclose such confidential information (i) to its immediate attorney(s), advisor(s) and accountant(s), if any, to the extent necessary for legal or investment advice or income tax reporting purposes (provided that such party ensures that such persons maintain the confidentiality thereof), (ii) in response to a subpoena duly issued by a court of law or a governmental agency having proper jurisdiction or power to compel such disclosure or as otherwise may be required by law or (iii) in connection with the enforcement of the terms of this Amendment and Release.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment and Release to be duly executed and delivered as of the date first above written.

VTVX HOLDINGS I LLC

By:	/s/ Stephen L. Holcombe
Name: Stephen L. Holcombe
Title: President & Chief Executive Officer

VTVX HOLDINGS II LLC

By:	/s/ Stephen L. Holcombe
Name: Stephen L. Holcombe
Title: President & Chief Executive Officer

M&F TTP HOLDINGS, LLC

By:	/s/ Paul G. Savas
Name: Paul G. Savas
Title: Executive Vice President & Chief Financial Officer

MACANDREWS & FORBES INCORPORATED

/s/ Paul G. Savas
Name: Paul G. Savas
Title: Executive Vice President & Chief Financial Officer

VTV THERAPEUTICS HOLDINGS LLC

By:	/s/ Stephen L. Holcombe
Name: Stephen L. Holcombe
Title: President & Chief Executive Officer

[Countersignature Page Follows]

[Signature Page to Mjalli Release]

/s/ Adnan M. M. Mjalli
Adnan M.M. Mjalli, Ph.D.

SAM’S INVESTMENTS, LLC

/s/ Adnan M. M. Mjalli
Name: Adnan M. M. Mjalli, Ph.D.
Title: Managing Member

OASIS INVESTMENTS, LLC

/s/ Adnan M. M. Mjalli
Name: Adnan M. M. Mjalli, Ph.D.
Title: Managing Member

HIGH POINT CLINICAL TRIALS CENTERS, LLC

/s/ Adnan M. M. Mjalli
Name: Adnan M. M. Mjalli, Ph.D.
Title: President & CEO

[Signature Page to Mjalli Release]

Annex A

Lock-Up Agreement

See attached.

August 26, 2015

Piper Jaffray & Co.

Stifel, Nicolaus & Company, Incorporated

As representatives of the underwriters named

in Schedule I to the Underwriting Agreement

referred to below

c/o	Piper Jaffray & Co.
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

c/o	Stifel, Nicolaus & Company, Incorporated
787 7th Avenue, 11th Floor
New York, NY 10019

Dear Sirs:

As an inducement to the underwriters (the “Underwriters”) to execute an Underwriting Agreement (the “Underwriting Agreement”) with vTv Therapeutics Inc., a Delaware corporation (the “Company”) and vTv Therapeutics LLC, a Delaware limited liability company (“vTv LLC”), providing for a public offering (the “Offering”) of shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of the Company, the undersigned hereby agrees that without, in each case, the prior written consent of each of Piper Jaffray & Co. (“Piper Jaffray”) and Stifel, Nicolaus & Company, Incorporated (“Stifel” and, together with Piper Jaffray, the “Representatives”) during the period specified in the second succeeding paragraph (the “Lock-Up Period”), the undersigned will not: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or Class B common stock, par value $0.01 per share, of the Company (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) and units of membership interest in vTv LLC (the “LLC Units” and together with the Common Stock, the “Securities”) or any securities convertible into, exercisable or exchangeable for or that represent the right to receive Securities (including without limitation, Securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired (the “Undersigned’s Securities”); (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock, LLC Units or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for Securities; or (4) publicly disclose the intention to do any of the foregoing. Capitalized terms used but not defined herein shall have the meanings given to them in the Underwriting Agreement.

The undersigned agrees that the foregoing restrictions preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Securities even if such Securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Securities or with respect to any security that includes, relates to, or derives any significant part of its value from such Securities.

The Lock-Up Period will commence on the date of this Agreement and continue and include the date 180 days after the date of the final prospectus used to sell Class A Common Stock in the Offering pursuant to the Underwriting Agreement, to which you are or expect to become parties.

If the undersigned is an officer or director of the Company, (i) each of the Representatives agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Securities, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if both (a) the release or waiver is effected solely to permit a transfer not for consideration, and (b) the transferee has agreed in writing to be bound by the same terms described in this letter that are applicable to the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer. The undersigned further agrees that the foregoing provisions shall be equally applicable to any Class A Common Stock that the undersigned may purchase from the underwriters in the offering.

Notwithstanding the foregoing, the undersigned may (i) transfer the Undersigned’s Securities as a bona fide gift or gifts, (ii) transfer the Undersigned’s Securities to any immediate family member, any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned or any of their successors upon death or any partnership or limited liability company the partners or members of which consist of the undersigned and one or more members of the undersigned’s immediately family (for purposes hereof, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin), (iii) make distributions or transfers of the Undersigned’s Securities to limited or general partners, members, stockholders or to direct or indirect affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, (iv) if the undersigned is a trust, transfer the Undersigned’s Securities to the beneficiary of such trust, (v) transfer the Undersigned’s Securities by testate succession or intestate succession, (vi) convert or exchange the Undersigned’s Class B Common Stock and LLC Units outstanding as of the date of the Underwriting Agreement for Class A Common Stock, (vii) enter into bona fide pledges of the Undersigned’s Securities by the undersigned pursuant to customary financing transactions entered into in the ordinary course of business, (viii) transfer the Undersigned’s Securities pursuant to the Underwriting Agreement, (ix) transfer the Undersigned’s Securities in the case of the transfer or redemption of LLC Units pursuant to the Reorganization Transactions or (x) transfer the Undersigned’s Securities to the Company for the primary purposes of satisfying any tax withholding obligation with respect to the Undersigned’s Securities issued upon the exercise of an option or warrant (or upon the exchange of another security or securities) pursuant to an existing employee equity or benefit plan of the Company described in the Registration Statement; provided that, in each case, (a) such transfers are not required to be reported in any public report or filing with the Securities and Exchange Commission or otherwise (including, but not limited to, any filing on Form 4 under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (other than, with respect to transfers described in clause (x), such filings made on Form 4 under transaction code “F” that the disposition of Securities was made back to the Company in connection with the cashless exercise of options) and (b) the undersigned does not otherwise voluntarily effect any public announcement or filing regarding such transfers, in each case during the Lock-Up Period; provided further, that (I) in the case of a transfer or distribution pursuant to clauses (i) through (v), each transferee or distributee (if not already party to a lock-up agreement similar to this Agreement) shall agree in writing with the Underwriters to be bound by the terms of this Agreement, (II) in the case of any pledge of the Undersigned’s Securities pursuant to clause (vii), the pledgee shall, if such pledge is in existence, agree in writing with the Underwriters to be bound by the terms of this Agreement upon receipt of such of the Undersigned’s Securities, and if such pledge occurs in the future, shall agree in writing with the Underwriters to be bound by the terms of this Agreement at the time such pledge is granted, and (III) in the case of a transfer or distribution pursuant to clauses (i) through (vi), such transfer or distribution shall not involve a disposition for value. For the avoidance of doubt, this Agreement shall not apply to any sale or other transfer by the undersigned of shares of Common Stock, acquired by the undersigned in open market purchases following the consummation of the Offering so long as (i) such sales or transfers are not required to be reported in any public report or filing with the Securities and Exchange Commission or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public announcement or filing regarding such sales or transfers, in each case during the Lock-Up Period.

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In addition, the foregoing restrictions shall not apply to (i) transfers, sales, tenders or other dispositions pursuant to a bona fide third party tender offer for securities of the Company, merger, consolidation or other similar transaction made to all holders of the Company’s capital stock involving a change of control of the Company that is approved by the Company’s board of directors (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of the Undersigned’s Securities in connection with any such transaction, or vote any of the Undersigned’s Securities in favor of any such transaction); provided, that all of the Undersigned’s Securities subject to this Agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to this Agreement; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any of the Undersigned’s Securities subject to this Agreement shall remain subject to the restrictions herein, (ii) the exercise of stock options granted pursuant to the Company’s equity incentive plans; provided that it shall apply to any of the Undersigned’s Securities issued upon such exercise, or (iii) the establishment of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act; provided that no sales of the Undersigned’s Securities shall be made pursuant to such a Plan prior to the expiration of the Lock-Up Period, and such a Plan may only be established if no public announcement of the establishment or existence thereof and no filing with the Securities and Exchange Commission or other regulatory authority in respect thereof or transactions thereunder or contemplated thereby, by the undersigned, the Company or any other person, shall be required, and no such announcement or filing is made voluntarily, by the undersigned, the Company or any other person, prior to the expiration of the Lock-Up Period.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Securities if such transfer would constitute a violation or breach of this Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that upon request, the undersigned will execute any additional documents necessary to ensure the validity or enforcement of this Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that the undersigned shall be released from all obligations under this Agreement and this Agreement shall be terminated automatically and without further action on the part of any of the parties hereto if (i) the Company notifies the Underwriters that it does not intend to proceed with the Offering, (ii) the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Class A Common Stock to be sold thereunder, (iii) the Company files an application with the Securities and Exchange Commission to withdraw the registration statement relating to the Offering or (iv) the Offering is not completed by December 31, 2015.

For avoidance of doubt, this Agreement does not prohibit or restrict any of the Reorganization Transactions.

The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Offering in reliance upon this Agreement. This Agreement may only be modified, supplemented or terminated (other than in accordance with its terms) in a writing executed by the undersigned and the Representatives.

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This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

Printed Name of Holder

By:
Signature

Printed Name of Person Signing
(and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

[Signature Page to Lock-up Agreement]

Annex B

Joinder to the Exchange Agreement

See attached.

JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is a joinder to the Exchange Agreement, dated as of July 29, 2015 (the “Agreement”), among vTv Therapeutics Inc., a Delaware corporation (“Pubco”), vTv Therapeutics LLC, a Delaware limited liability company (the “Company”), vTv Therapeutics Holdings LLC and the other Persons who become “Holders” as set forth therein. Capitalized terms used but not defined in this Joinder Agreement shall have their meanings given to them in the Agreement. This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State. In the event of any conflict between this Joinder Agreement and the Agreement, the terms of this Joinder Agreement shall control.

The undersigned, having acquired shares of Class B Common Stock and Nonvoting Common Units, hereby joins and enters into the Agreement. By signing and returning this Joinder Agreement to Pubco, the undersigned (i) accepts and agrees to be bound by and subject to all of the terms and conditions of and agreements of a Holder contained in the Agreement, with all attendant rights, duties and obligations of a Holder thereunder and (ii) makes each of the representations and warranties of a Holder set forth in Section 3.02 of the Agreement as fully as if such representations and warranties were set forth herein. The parties to the Agreement shall treat the execution and delivery hereof by the undersigned as the execution and delivery of the Agreement by the undersigned and, upon receipt of this Joinder Agreement by Pubco and by the Company, the signature of the undersigned set forth below shall constitute a counterpart signature to the signature page of the Agreement.

Name:

Address for Notices:

With Copies To:

Annex C

Joinder to Amended and Restated LLC Agreement of Opco

See attached.

JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this “Joinder”) to the Amended and Restated Limited Liability Company Agreement of vTv Therapetuics, LLC, a Delaware limited liability company (the “Company”), dated as of July 29, 2015 (as amended, restated, modified and/or supplemented from time to time, the “Agreement”), by and among vTv Therapeutics, LLC a Delaware limited liability company (“Opco”), vTv Therapeutics Inc., a Delaware corporation, vTv Therapeutics Holdings LLC, a Delaware limited liability company (“Holdings”), is made as of the date written below by the undersigned. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, the undersigned, having acquired Nonvoting Common Units of Opco, hereby agrees to become party to the Agreement in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees as follows:

1. Agreement to be Bound. The undersigned hereby (i) acknowledges the Agreement has been made available to the undersigned, (ii) agrees that the undersigned has reviewed a complete copy of the Agreement and (iii) agrees that upon execution of this Joinder, the undersigned shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

2. Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.

3. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

4. Facsimile or Electronic Submission. This Joinder may be delivered by means of facsimile or electronic transmission in portable document format, each of which shall be deemed to be an original and shall be binding upon the party who executed the same.

IN WITNESS WHEREOF, the undersigned has executed this Joinder as of the date written below.

Date: ___________________, ______________

Name:

Address:

[Joinder Agreement to Amended and Restated Limited Liability Company Agreement]